Filed by Total Fund Solution (SEC File No. 333-272183)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Greenspring Fund Inc.
SEC File No. 811-03627
July 7, 2023

Dear Shareholder,

As a Shareholder of the Greenspring Fund (the “Fund”), you recently received a proxy communication via e-mail or in the mail in connection with the Special Meeting of Shareholders scheduled to be held on August 7, 2023.

Shareholders are being asked to consider and approve a Plan of Reorganization (the “Reorganization”), which has been unanimously approved by the Fund’s Board of Directors, to reorganize the Greenspring Fund into the Cromwell Greenspring Mid Cap Fund (“Cromwell Greenspring”). If approved, Cromwell Investment Advisors, LLC will serve as the investment advisor for Cromwell Greenspring, and your current investment advisor, Corbyn Investment Management, will serve as the investment sub-advisor. Importantly, your current portfolio managers will continue to be responsible for the day-to-day management of the portfolio, supported by Corbyn’s investment team. Fees and expenses will NOT increase as a result of the Reorganization, and your investment will continue to be managed with similar objectives and strategies.

It is important that you exercise your right to vote before the August 7th Special Meeting. Please take a moment to sign, date and mail the enclosed proxy card in the pre-paid envelope or follow the instructions below to vote by internet or telephone.

Vote by Phone - call 1 888-346-1356 to speak with a proxy voting specialist. Representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

Vote by Internet - visit the internet address on the enclosed card and follow the instructions.
Vote by Mail - complete, sign and date the enclosed card and return it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions ("MSFS"), at 1 (888) 346-1356. Please note that, if you have not yet responded, an MSFS representative may call you to assist in voting.

Thank you,
Charles vK. Carlson
President, Greenspring Fund, Inc.
    Rem#1

Filed by Total Fund Solution (SEC File No. 333-272183)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Greenspring Fund Inc.
SEC File No. 811-03627
July 18, 2023

Dear Shareholder,

As a Shareholder of the Greenspring Fund (the “Fund”), you recently received a proxy communication via e-mail or in the mail in connection with the Special Meeting of Shareholders scheduled to be held on August 7, 2023. It is important that you exercise your right to vote before the Special Meeting.

Shareholders are being asked to consider and approve a Plan of Reorganization (the “Reorganization”), which has been unanimously approved by the Fund’s Board of Directors, to reorganize the Greenspring Fund into the Cromwell Greenspring Mid Cap Fund (“Cromwell Greenspring”). If approved, Cromwell Investment Advisors, LLC will serve as the investment advisor for Cromwell Greenspring, and your current investment advisor, Corbyn Investment Management, will serve as the investment sub-advisor. Importantly, your current portfolio managers will continue to be responsible for the day-to-day management of the portfolio, supported by Corbyn’s investment team. Fees and expenses will NOT increase as a result of the Reorganization, and your investment will continue to be managed with similar objectives and strategies.

As of the date of this letter, there is less than three weeks before the Special Meeting, and we have not yet received your vote. Please join your fellow shareholders who have already voted by taking a few moments to sign, date and mail your proxy card in the enclosed pre-paid envelope or follow the instructions below to vote by internet or telephone. We continue to receive strong support for the Plan of Reorganization with over 97% of the respondents voting favorably.

Vote by Phone - call 1 888-346-1356 to speak with a proxy voting specialist. Representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

Vote by Internet - visit the internet address on the enclosed card and follow the instructions.
Vote by Mail - complete, sign and date the enclosed card and return it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions ("MSFS"), at 1 (888) 346-1356. Please note that, if you have not yet responded, an MSFS representative may call you to assist in voting.

Thank you,

Charles vK. Carlson
President, Greenspring Fund, Inc.
Rem#2